

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail
Ms. Candace S. Cummings, Vice President-Administration and General Counsel
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, North Carolina 27408

>   **Re: V.F. Corporation**
>   **Form 10-K for Fiscal Year Ended January 1, 2011**
>   **Filed March 2, 2011**
>   **File No. 001-05256**

Dear Ms. Cummings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Analysis of Results of Operations, page 28

Consolidated Statements of Income, page 28

1. We note your disclosures indicating that the declines in your effective income tax rates in 2010 from 2009 and in 2009 from 2008 were primarily attributable to growth in your international businesses in jurisdictions having effective income tax rates that are substantially lower than rates in the United States. We further note from remarks with respect to your international operations by Mr. Bob Shearer, Chief Financial Officer, during your March 11, 2011 analyst meeting that "…a 15% effective tax rate is a great plus to an already superior model." In future filings, please quantify your international effective tax rate and compare such rate with your U.S. effective tax rate.

2. With a view towards discussion and analysis in future filings, please tell us the specific countries where earnings are generated that benefited from the lower international effective tax rate, and explain if recent uncertainty in economic conditions in such countries may result in material increases to the effective tax rates you have historically experienced. See Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Cash Flows, page 37

3. We note your disclosure at page F-32 indicating that you have not provided deferred taxes on $1,002 million of undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. With a view towards discussion and analysis in future filings, please tell us the amounts of investments held by foreign subsidiaries that would be subject to a significant tax effect upon their repatriation. In this respect, the discussion would illustrate that some investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation.

Note P – Income Taxes, page F-31

4. We note on page F-32 that you have not provided deferred taxes on $1,002 million of undistributed earnings from certain international subsidiaries where the earnings are considered to be permanently reinvested. In future filings, please disclose the unrecognized deferred tax liability related to your investments in foreign subsidiaries that are essentially permanent in duration, pursuant to ASC 740-30-50-2c.

Exhibits

5. We note that exhibits 10(Z) and (AA) appear to be missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

 Sincerely,

 /s/ David Link for

 John Reynolds
 Assistant Director